UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 3 May 2013
y
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes            No X

KEY FEATURES
FINANCIAL SUMMARY FOR THE THIRD QUARTER FY13 AND NINE MONTHS
ENDED 31 MARCH 2013
Quarter
March
2013#
Quarter
December
2012#
Q-on-Q
variance
%
9 months
YTD²
March
2013#
9 months
YTD²
March
2012#
Variance
%
Gold produced
– kg
7 699
9 074
(15)
26 786
27 004
(1)
– oz
247 529
291 734
(15)
861 188
868 230
(1)
Cash operating costs
– R/kg
362 491
310 858
(17)
319 548
273 625
(17)
– US$/oz
1 264
1 115
(13)
1 154
1 112
(4)
Gold sold
– kg
7 506
9 614
(22)
26 824
26 849
–
– oz
241 322
309 097
(22)
862 379
863 247
–
Underground grade
– g/t
4.50
4.77
(6)
4.60
4.28
7
Gold price received
– R/kg
470 030
479 801
(2)
462 982
419 007
10
– US$/oz
1 639
1 722
(5)
1 672
1 703
(2)
Operating profit¹
– R million
821
1 633
(50)
3 863
3 964
(3)
– US$ million
92
188
(51)
449
519
(13)
Basic (loss)/earnings
per share*
– SAc/s
(29)
169
>(100)
262
589
(56)
– USc/s
(3)
19
>(100)
30
77
(62)
Headline (loss)/profit*
– Rm
(202)
680
>(100)
1 008
2 460
(59)
– US$m
(23)
78
>(100)
117
322
(64)
Headline (loss)/earnings
per share*
– SAc/s
(47)
158
>(100)
234
571
(59)
– USc/s
(5)
18
>(100)
27
75
(64)
Exchange rate
– R/US$
8.92
8.67
3
8.61
7.65
13
#      Figures represent continuing operations unless stated otherwise
¹      Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement
*      Includes discontinued operations
²
YTD: year to date
Shareholder information
Issued ordinary share capital at
31 March 2013
435 257 691
Issued ordinary share capital at
31 December 2012
435 257 691
Market capitalisation
At 31 March 2013
(ZARm) 25 728
At 31 March 2013
(US$m)
2 804
At 31 December 2012
(ZARm) 32 209
At 31 December 2012
(US$m)
3 796
Harmony ordinary share and ADR prices
12-month high (1 April  2012 –
31 March 2013) for ordinary shares
89.00
12-month low  (1 April  2012 –
31 March 2013) for ordinary shares
53.40
12-month high (1 April  2012 –
31 March 2013) for ADRs
10.78
12-month low (1 April  2012 –
31 March 2013) for ADRs
5.94
Free float
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter (1 January –
31 March 2013 closing prices)
R53.40 – R75.64
Average daily volume for the quarter
(1 January – 31 March 2013)
1 580 745 shares
Range for quarter (1 October –
31 December 2012 closing prices)
R65.20 – R74.05
Average daily volume for the quarter
(1 October – 31 December 2012)
1 577 597 shares
New York Stock Exchange, Inc
including other US trading platforms
HMY
Range for quarter (1 January –
31 March 2013 closing prices)
US$5.94 – US$8.88
Average daily volume for the quarter
(1 January – 31 March 2013)
2 423 016
Range for quarter (1 October –
31 December 2012 closing prices)
US$7.50 – US$8.96
Average daily volume for the quarter
(1 October – 31 December 2012)
2 392 671
Investors’ calendar
2013
Q4 FY13 results
14 August 2013
#
Investor Day
28 August 2013
#
Q1 FY14
8 November 2013
#
#
These dates may change in future
Quarter on quarter
Lowest recorded quarterly LTIFR
2
Evander sale transaction completed
6% decrease in underground grade – after increasing
3 consecutive quarters
Gold production decreased by 15% to 7 699kg (247 529oz)
Headline loss per share* of 47 SA cents (5 US cents)
Operating profit¹ lower at R821 million (US$92 million)
Substantial reduction in services costs, corporate costs and capital expenditure planned
Watershed agreement signed with Kusasalethu labour
All figures represent continuing operations unless stated otherwise
*    Includes discontinued operations
1.   Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement
2.   LTIFR = Lost Time Injury Frequency Rate
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
Q3 FY13
RESULTS FOR THE THIRD QUARTER FY13 AND NINE MONTHS ENDED 31 MARCH 2013

2
2

Forward-looking statements
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of
1995 with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are “forward-looking statements” for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange
Act of 1934, as amended, and Section 27A of the U.S. Securities Act of
1933, as amended. Forward-looking statements are statements that are not historical facts.
These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect”, “anticipates”, “believes”,
“intends”, “estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report.
Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies;
and socio-economic instability in the countries in which we operate.
Harmony’s Integrated Annual Report,
Notice of Annual General Meeting, its
Sustainable Development Report and its Annual
Report filed on a Form 20F with the United
States’ Securities and Exchange Commission
for the year ended 30 June 2012
are available on our website:
www.harmony.co.za
3
Chief executive officer’s review
4
Safety and Health
5
Financial overview
5      Operational
overview
5
Group operating results
5 Kusasalethu
6 Doornkop
6 Phakisa
6 Tshepong
6 Masimong
6 Hidden Valley
7 Target 1
7 Bambanani
7 Joel
7 Unisel
7 Target 3
8 Steyn 2
8 Total South African surface operations
8 Kalgold
8 Phoenix (tailings)
8 Surface dumps
9
Development
10 Exploration highlights
14 Operating results (Rand/Metric) (US$/Imperial)
16 Condensed consolidated income statements (Rand)
17 Condensed consolidated statements of comprehensive income (Rand)
18 Condensed consolidated balance sheets (Rand)
19 Condensed consolidated statements of changes in equity (Rand)
20 Condensed consolidated cash flow statements (Rand)
21 Notes to the condensed consolidated financial statements
25 Segment report (Rand/Metric)
26 Operating results (US$/Imperial)
28 Condensed consolidated income statements (US$)
29 Condensed consolidated statements of comprehensive income (US$)
30 Condensed consolidated balance sheets (US$)
31 Condensed consolidated statements of changes in equity (US$)
32 Condensed consolidated cash flow statements (US$)
33 Segment report (US$/Imperial)
34 Development results – Metric and Imperial
35 Notes
36 Contact details
Competent person’s declaration
Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC).
Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Reserves and resources South Africa:
Jaco Boshoff, Pri Sci Nat, who has 16 years’ relevant experience and is registered with the South African Council for Natural Scientific
Professions (SACNASP).
Reserves and resources PNG:
Gregory Job for the Wafi-Golpu and Hidden Valley mineral resources,
German Flores for the Golpu mineral reserve and Anton Kruger for the Hidden Valley mineral reserve. Messers Job, Francis and Kruger are corporate members of the Australian Institute of Mining and Metallurgy.
All have relevant experience in the type and style of mineralisation for which they are reporting, and are competent persons as defined by the code.
These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. Mr Boshoff and Mr Job are full-time employees of Harmony
Gold Mining Company Limited. Mr Flores and Mr Kruger are full-time employees of Newcrest Mining Limited (Newcrest). Newcrest is Harmony’s
joint venture partner in the Morobe Mining Joint Venture on the Hidden
Valley mine and Wafi-Golpu project.
There has been no material changes in the mineral reserves
declared as at 30 June 2012.
There has been no material changes in the mineral reserves
declared as at 30 June 2012.

Chief executive officer’s review
“My message to employees is a simple one – produce safe, profitable gold ounces in line with our company values. Keep your eyes off the gold price and on your plans. We continue to focus on what we can control – production and costs. We knew that the March 2013 quarter may be difficult and our results reaffirmed that we need to do more to meet expectations”, said Graham Briggs, chief executive officer of Harmony.
1. SAFETY
It is with regret that I report that two people were fatally injured during the quarter. They are John Naile, a contractor at the Saaiplaas demolition site and Rameno Steven Tapolosi, a driller at Masimong. We extend our deepest sympathy to their families and colleagues.
All quarter on quarter and year on year safety parameters showed improvement, with some significant safety achievements, which includes the lowest quarterly lost time injury frequency rate of 5.15 in
Harmony’s history. See page 4 for more details.
2. OPERATIONAL AND FINANCIAL RESULTS
Gold production for the March 2013 quarter was 15% lower compared to the December 2012 quarter at 7 699kg, mainly as a result of the temporary closure of Kusasalethu due to safety and security reasons, the damage to the ventilation shaft at Phakisa and a slow start-up at the other operations post the festive season.
Cash operating cost in the March 2013 quarter decreased by R30 million when compared to the previous quarter. This was mainly as a result of a decrease in consumables, due to lower volumes, as well as a saving in electricity at Kusasalethu.
The rand per kilogram unit cost for the March 2013 quarter increased by 17% to R362 491/kg. The costs are however skewed, as Kusasalethu was not in production during the March 2013 quarter. If we were to exclude Kusasalethu from both the second and the third quarters, the cash cost would have been R322 767/kg (U$1 125/oz) in quarter 3 versus
R285 498/kg (US$1 024/oz) in quarter 2 of financial year 2013. Capital expenditure for the March 2013 quarter was R677 million, R189 million less than the December 2012 quarter.
3. EMPLOYEE RELATIONS
3.1 Kusasalethu
The temporary closure of Kusasalethu, due to safety and security reasons, was resolved after a watershed agreement was signed with all the unions on 14 February 2013, which facilitated the re-opening of the mine. The process of returning Kusasalethu to production is underway and remains peaceful.
A pre-condition for reopening the mine was the acceptance by all employees of various conditions, all broadly relating to employees committing to full compliance with policies and procedures and safe and orderly conduct. These conditions were agreed to by the unions. In terms of the agreement, it was also agreed that each employee would sign a code of conduct to show their individual commitment to ensuring that Kusasalethu is mined in a safe and secure way with full respect for the rule of law.
Closing the mine was a difficult and costly decision, but we believe that it has re-established our employer-employee relationship and gave us an opportunity to ensure that the mine is operated in a safe and profitable manner, supported by healthy employee relations.
The Association of Mineworkers and Construction Union (AMCU) has
gained the majority union status at Kusasalethu, representing close to
60% of the workforce at the mine and as a result, approximately 10%
of Harmony’s total workforce.
3.2 Wage negotiations
It is envisaged that the wage negotiations in the gold sector will start early in June 2013. This is amidst uncertainties due to new role players
(companies as well as unions) and union rivalry.
Harmony has implemented measures to ensure stable industrial relations, such as engaging unions on the Harmony reality, obtaining agreement on a code of conduct similar to that of Kusasalethu and to continue building strong relationships with both our employees and the unions.
4. BENEFICIATION
All of Harmony’s South African gold is currently refined and sold by
Rand Refinery (Pty) Limited (Rand Refinery). Rand Refinery plays a key role in gold beneficiation. With access to gold within a secure environment, they have established an initiative called the Gold Zone.
The aim is for the Gold Zone to become a major hub for precious metal fabrication in South Africa for global export, while at the same time assisting local communities with skills development. Entrepreneurs, start-up businesses, jewellery manufacturers and tourism will all benefit from this initiative in the future.
Up to November 2012, Harmony held only 1.8% of the total shares in
Rand Refinery, even though all our South African gold production is refined there. Rand Refinery has been and will continue to have good returns and is thus a good investment. We therefore decided to increase our holding in Rand Refinery to 9%, not only from an investment point of view, but also from a beneficiation perspective.
5. WAFI-GOLPU
The drill fleet at Wafi-Golpu in Papua New Guinea (PNG) achieved
14  664m for the quarter – the best quarterly drill production ever recorded by the project. The gold recovery test work program determined a material improvement in both gold and copper recoveries.
The drilling has increased and improved the orebody knowledge, showing an increase in the content of both gold and copper.
In the current gold market climate, the project team was given a revised project development brief, which is aimed at optimising capital cost and improving the risk profile to align with owner and investor expectations, prior to starting with the feasibility study phase. The revised approach presents an opportunity to reconsider a new strategic approach for the project, possibly a staged approach. The project team is in the process of defining the scope, cost and schedule to complete an
optimisation study.
6. PROPOSED CHANGE IN MOROBE MINING JOINT VENTURE
(MMJV) MANAGEMENT STRUCTURE (Harmony holds 50%)
The MMJV has been in operation since August 2008, based on a management model agreed to as part of the joint venture agreement with Newcrest Limited (Newcrest). At that stage, in-country activity was mainly focused on the Hidden Valley mine development, with a limited exploration program that incorporated Wafi-Golpu. The management structure consisted of various general managers in the business reporting through various operating committees to the joint venture committee, which had representatives of Harmony and Newcrest as members.

Results for the third quarter FY13
and nine months ended 31 March 2013
The scope of the business has dramatically changed since then. With the Hidden Valley mine in operation, the world-class Golpu project on the development track and a significant exploration portfolio, a rethink of an appropriate management structure for the MMJV was required.
It was agreed to establish a unified and empowered management team responsible for managing all MMJV activities under the direction of a chief executive officer who is responsible to the Operating Committee and ultimately the Joint Venture Committee. The MMJV (incorporating
Hidden Valley operations, Wafi-Golpu project, Morobe exploration and related support services) will be managed by an empowered unified in-country management team led by its own chief executive officer as one integrated, independent Papua New Guinean business. This business will be supported by an integrated centralised support service.
7. EVANDER TRANSACTION
The agreement in terms of which Harmony disposed of its 100%
interest in Evander Gold Mines Limited (“Evander”) to Pan African
Resources Plc (“PAR”) became unconditional on 14 February 2013 and closed on 28  February 2013. Harmony is in receipt of the full consideration price.
8. DOWNTURN IN THE GOLD PRICE
The rand gold price received during the March 2013 quarter decreased by 2% to R470 030/kg (R479 801/kg in the December 2012 quarter).
The rand average weakened by 3%, from R8.67/US$ in the December
2012 quarter to R8.92/US$ in the March 2013 quarter. The US dollar gold price decreased by 5% from US$1 722/oz to US$1 639/oz in the quarter under review.
However, since the end of the March 2013 quarter, the gold price has been fluctuating dramatically. Harmony is a high cost producer with our total all-in cost (cash costs and capital costs) for the first six months of financial year 2013 being R393  354/kg (or U$1 446/oz), excluding exploration and corporate costs. We have therefore initiated action to reduce costs and capital using a planned gold price of R400 000/kg.
Immediate actions to reduce costs were implemented during April
2013. Some of the actions include: reducing services and corporate cost, various labour initiatives and renewing/renegotiating all external consultants and supply contracts. Our aim is to reduce services and corporate costs in South Africa by R400 million and overall capital expenditure in both South Africa and PNG by R1.4 billion for the financial year 2014. Larger cost-cutting measures such as shaft or mine closures are not envisaged at present.
Hidden Valley in PNG has been underperforming. Three areas of improvement are being focused on to return the mine to profitability:
1.   the primary crusher is being replaced, which will allow full use of the overland conveyor, this will result in a huge cost saving, as ore will no longer have to be hauled to the plant and will also enable the ramp-up of mining and improved mining grades;
2.   improvement projects in the plant and improvement of mobile equipment; and
3.   restructuring the operations and removing 20% or more of the cost and returning the mine to profitability.
9. CONCLUSION
We cannot influence or predict the future price of gold. For the past year the high gold price has assisted us in producing strong margins.
With the gold price decreasing to levels close to $1 400/oz, it means that we have to do more to improve production while reducing costs at the same time. We are using our annual budgeting sessions, which takes place from April to June every year, to find ways of doing just that.
Harmony has been able to fund its capital, exploration and dividends while maintaining its balance sheet strength. Our aim is to continue to focus on strengthening our earnings per share and pay dividends.
Graham Briggs
Chief executive officer
Health and Safety
At Harmony we are dedicated to providing and maintaining a safe and healthy work environment for our employees, who deserve to work in the safest possible environment. We regard their safety, health and well-
being as a core value of our business success. Safety is Harmony’s first priority and it is in no way compromised.
Despite our best efforts to curb fatalities, it is with deep regret that we report two fatalities which occurred in two separate incidences at the
Saaiplaas demolition site and Masimong in South Africa. We continually pursue improvements in health and safety by regularly reviewing our policies, setting objectives and targets and providing the resources to uphold and advance our health and safety performance.
All safety parameters showed improvements quarter on quarter and several operations have recorded significant safety achievements. Fall of ground free shifts have increased and we have achieved a number of consecutive injury free days during the quarter. The year to date Fatality
Injury Frequency Rate (FIFR) improved by 25% from 0.16 to 0.12 when compared to the previous year and by 23% quarter on quarter to 0.10
(from 0.13 in the preceding quarter).
The Lost Time Frequency Rate (LTIFR) for the year to date improved by
22% when compared to the actual figure in the previous year (from
5.73 to 5.15). The quarter on quarter LTIFR improved by 10%
(from 5.73 to 5.15) – the lowest recorded quarterly rate in Harmony’s history.
During the quarter, high level safety audits were conducted at
Bambanani, Steyn 2 and Masimong by the chief executive officer and various other executives. These on-going audits by the chief executive officer and his executive team illustrate the commitment to safety at all levels.
Other significant achievements during the quarter were:
•   Masimong and Free State Metallurgy achieved 1 500 000 fatality free shifts respectively;
•   Target 3 achieved 1 000 000 fatality free shifts;
•   Doornkop achieved 6 000 000 fall of ground fatality free shifts; and
•   Bambanani and Target 3 achieved 1 000 000 fall of ground fatality free shifts respectively.

Financial overview
Net loss
The net loss for the March 2013 quarter was R124 million compared to a net profit of R731 million in the previous quarter. This was as a result of a 22% decrease in gold sold and 2% decrease in the rand gold price received in the March 2013 quarter. The decrease in gold sold was due to a 15% decrease in gold production as well as an increase in gold inventory.
Other expenses – net
Included in other expenses – net in the March 2013 quarter, is a foreign exchange loss of R150 million (December 2012: R35  million) on the
US$  denominated loan, resulting from the Rand weakening from
R8.50/$1 to R9.22/$1 during the quarter.
Impairment of investments
The impairment of investments amounting to R39 million in the
March 2013 quarter relates to the reduction in the fair market value on the investment in Witwatersrand Consolidated Gold Resources Limited
(Wits Gold).
Discontinued operations
In February 2013, following the fulfilment of all conditions precedent, the Evander sale to Pan African Resources plc was completed. Profit from discontinued operations includes the group profit of R102 million recorded on the sale of Evander. The remaining R41 million represents profits for Evander for the two months ended February 2013.
Loss per share
Total basic loss per share was 29 SA cents per share in the March 2013 quarter compared with earnings of 169 SA cents in the December 2012 quarter. Total headline loss was 47 SA cents per share (December 2012:
earnings of 158 SA cents).
Investment in financial assets
Investment in financial assets decreased from R159 million to
R139  million at 31 March 2013, following the downward fair value movement in the investment in Wits Gold. This was offset by the purchase of additional shares in Rand Refinery for R33 million.
Borrowings and cash
Borrowings increased by R152 million to R2  525 million due to the effect of translating the US dollar denominated borrowings into Rand.
Cash and cash equivalents increased by R588 million to R3 099 million at 31 March 2013. This was mainly as a result of the receipt of proceeds of R1 264 million on the sale of Evander. The net surplus cash position of the group improved to R574 million.
Employee Share Option Plan (ESOP) shares vesting
In August 2012, qualifying employees were awarded Scheme Shares
(SS) and Share Appreciation Rights (SARs). The vesting of the first tranche of SS and SARs in the ESOP took place at the end of March 2013 and the payments to all eligible employees were made in April 2013. All qualifying employees received a minimum of R1 912 before tax, amounting to a total of R58 million.
Operational overview
GROUP OPERATIONAL RESULTS
Continuing operations (excludes Evander)
Indicator
Units
March
2013
December
2012
%
variance
Underground tonnes 000 1 381 1 594 (13)
Surface tonnes 000 3 005 2 866 5
Total tonnes
000
4 386
4 460
(2)
Underground grade g/t 4.50 4.77 (6)
Surface grade g/t 0.49 0.51 (4)
Total grade
g/t
1.76
2.03
(13)
Gold produced
Kg
7 699
9 074
(15)
Cash operating costs
R/kg
362 491
310 858
(17)
Operating profit
R’000
821 283     1 633 173
(50)
Gold production was 15% lower quarter on quarter at 7 699kg in the
March 2013 quarter, compared to 9  074kg of gold in the December
2012 quarter, due to a 13% decrease in underground tonnes and a 6%
decline in underground grade to 4.50g/t. The reduction in gold production is due to the temporary closure of Kusasalethu (due to safety and security reasons), the damage to the ventilation shaft at Phakisa and the impact of a slow start-up post the festive season break.
Lower production resulted in a much lower operating profit of
R821 million for the March 2013 quarter in comparison to R1.6 billion in the previous quarter. A higher unit cash operating cost of R362 491/kg, compared to R310 858/kg in the December 2012 quarter, was recorded as a result of lower gold production. The costs are however skewed, as
Kusasalethu was not in production during the March 2013 quarter.
If we were to exclude Kusasalethu from both the second and the third quarters, the cash cost would have been R322 767/kg (U$1 125/oz) in quarter 3 versus R285 498/kg (US$1 024/oz) in quarter 2 of financial year 2013.
Total cash operating costs was slightly lower at R2.79 billion.
Kusasalethu
Indicator
Units
March
2013
December
2012
%
variance
Tonnes 000 33 138 (76)
Grade g/t 1.48 2.91 (49)
Gold produced Kg 49 402 (88)
Cash operating costs R/kg 6 564 347 857 928 (>100)
Operating loss R’000 (285 680) (113 450) (>100)
Kusasalethu’s re-opening was announced on 14 February 2013, since its temporary closure on 20 December 2012, following the successful conclusion of an agreement with the various trade unions representing the majority of all employees at the mine.
The start-up plan for the mine started on 15 February 2013. To ensure a safe and smooth start-up process, employees were called back to the mine in a phased process. Employees signed the code of conduct, received training on the guarantees and undertakings agreed to in the agreement, and underwent health and safety inductions. To date, a majority of the employees have returned to Kusasalethu.

Results for the third quarter FY13
and nine months ended 31 March 2013
A limited amount of waste rock dumps was milled during the quarter to commence backfill production for the start-up and 49kg of gold were recovered from the surface sources and the plant inventory. The temporary closure of Kusasalethu did however result in an 88%
decrease in gold production and lower recovered grade of 1.48g/t, impacting Harmony’s overall gold production for the quarter.
Cash operating costs for the quarter were significantly higher due to the lower gold production and the fact that all employees were paid basic salaries despite the closure. This resulted in a R286 million operating loss.
Kusasalethu is expected to return to normal production levels only after
June 2013.
Doornkop
Indicator
Units
March
2013
December
2012
%
variance
Tonnes 000 249 272 (8)
Grade g/t 3.60 3.69 (2)
Gold produced Kg 897 1 004 (11)
Cash operating costs R/kg 295 429 269 449 (10)
Operating profit R’000 150 231 217 794 (31)
Gold production at Doornkop decreased by 11% quarter on quarter to
897kg of gold due to a slower than expected start-up after the
Christmas break. Tonnes milled were 8% lower at 249  000t, while recovered grade was marginally lower at 3.60g/t.
An operating profit of R150 million was recorded, compared to
R218 million in the previous quarter. Due to the lower gold production, the operating costs increased to R295 429/kg (from R269 449/kg in the
December quarter).
Phakisa
Indicator
Units
March
2013
December
2012
%
variance
Tonnes 000 109 128 (15)
Grade g/t 4.44 5.38 (17)
Gold produced Kg 484 688 (30)
Cash operating costs R/kg 505 324 338 233 (49)
Operating (loss)/profit R’000 (18 147) 99 575 (>100)
The damage to the Freddies No. 3 ventilation shaft continued to have an adverse effect on gold production at Phakisa. It forced stoppages in certain working areas on account of adverse environmental conditions.
The rehabilitation of the ventilation shaft is critical and good progress was made during the quarter under review. Remedial work is on track and should be completed by the end of calendar year 2013.
Tonnes milled decreased quarter on quarter by 15% to 109  000t.
Recovered grade for the quarter was also lower at 4.44g/t (from 5.38g/t in the previous quarter), due to higher grade areas that could not be mined as a result of higher temperatures in those mining areas. The lower tonnes milled and the decrease in recovered grade resulted in a
30% decrease in gold production from 688kg to 484kg quarter on quarter.
Phakisa recorded an operating loss of R18 million for the March 2013 quarter and a 49% increase in cash operating costs at R505  324/kg,
Higher electricity costs were incurred due to additional fans that were used for ventilation purposes and other costs related to the rehabilitation on the ventilation shaft.
Tshepong
Indicator
Units
March
2013
December
2012
%
variance
Tonnes 000 262 254 3
Grade g/t 3.93 4.53 (13)
Gold produced Kg 1 029 1 151 (11)
Cash operating costs R/kg 340 586 309 081 (10)
Operating profit R’000 131 961 199 169 (34)
Tonnes milled for the quarter increased from 254 000t in the December
2012 quarter to 262 000t in the quarter under review. Gold production at Tshepong decreased by 11% quarter on quarter to 1 029kg, due to a
13% decrease in recovered grade to 3.93g/t.
Cash operating costs for the quarter increased by 10% to R340 586/kg
(from R309 081/kg in the December 2012 quarter) as a result of lower gold production.
Operating profits were 34% lower at R132 million.
Masimong
Indicator
Units
March
2013
December
2012
%
variance
Tonnes 000 181 216 (16)
Grade g/t 4.41 4.59 (4)
Gold produced Kg 799 991 (19)
Cash operating costs R/kg 287 596 252 109 (14)
Operating profit R’000 144 950 228 129 (36)
Gold production for the quarter decreased by 19% to 799kg, when compared to the December 2012 quarter, mainly due to lower volumes produced. Tonnes milled decreased from 216  000t in the December
2012 quarter to 181 000t in the March 2013 quarter, as a result of the slow start-up after the Christmas break, as well as safety stoppages following the fatality at the mine.
Recovery grade was 4% lower at 4.41g/t (from 4.59g/t in the December
2012 quarter), mainly due to a 4% decrease in the plant call factor for the quarter.
Lower gold production and a 14% increase in cash operating costs from
R252  109/kg in the December 2012 quarter to R287 596/kg in the
March 2013 quarter, resulted in a 36% decrease in operating profit to
R145 million.
Hidden Valley (held in Morobe Mining Joint Ventures – 50% of attributable production reflected)
Indicator
Units
March
2013
December
2012
%
variance
Tonnes 000 440 456 (4)
Grade g/t 1.34 1.41 (5)
Gold produced Kg 591 642 (8)
Cash operating costs R/kg 515 012 451 424 (14)
Operating (loss)/profit R’000 (20 924) 32 246 (>100)

Tonnes milled at Hidden Valley decreased by 4%, recovered grade for the quarter was 1.34g/t – 5% lower than the preceding quarter, due to the lack of high grade ore mined and lower grade stockpiles treated during the quarter. Lower grade and the decrease in tonnes milled resulted in an 8% decrease in gold production to 591kg of gold (from
642kg of gold in the December 2012 quarter), while silver production also decreased quarter on quarter to 205 651oz (from 470 623oz in the
December quarter).
The overland conveyer (OLC) suffered a cut to the belt during the quarter and ore transport was supplemented by truck haulage. The OLC and crusher project are nearing completion and commissioning is scheduled to start at the end of May 2013.
Cash operating costs were 14% higher when compared to the previous quarter at R515 012/kg, due to higher mobile maintenance costs, the
OLC failure, the impact of its repair and lower gold and silver production.
Hidden Valley recorded an operating loss of R21 million for the
March 2013 quarter.
Target 1
Indicator
Units
March
2013
December
2012
%
variance
Tonnes 000 182 178 2
Grade g/t 5.02 6.10 (18)
Gold produced Kg 913 1 086 (16)
Cash operating costs R/kg 248 585 212 656 (17)
Operating profit R’000 195 795 295 282 (34)
Tonnes milled at Target 1 were 2% higher for the March 2013 quarter at 182 000t when compared to the previous quarter. Recovered grade decreased by 18% to 5.02g/t, however, Target had exceeded its reserve grade in previous quarters. Gold production was 16% lower quarter on quarter at 913kg.
Operating profit for Target 1 decreased by 34% quarter on quarter to
R196 million (in comparison to R295 million in the December 2012 quarter). The lower gold production and higher overtime costs following the Christmas break, resulted in a 17% increase in the cash operating costs to R248 585/kg.
Bambanani
Indicator
Units
March
2013
December
2012
%
variance
Tonnes 000 34 42 (19)
Grade g/t 8.76 8.50 3
Gold produced Kg 298 357 (17)
Cash operating costs R/kg 388 477 332 224 (17)
Operating profit R’000 23 983 53 493 (55)
Recovered grade at Bambanani increased quarter on quarter by 3% to
8.76g/t. Tonnes milled decreased by 19% from 42 000t in the December
2012 quarter to 34  000t in the March 2013 quarter, due to some infrastructural issues. As a result, gold production was 17% lower at
298kg during the March 2013 quarter.
Cash operating costs were 17% higher at R388 477/kg when compared to the preceding quarter, due to lower gold production and higher contractor costs. Operating profit of R24 million quarter on quarter was much lower as a result.
Joel
Indicator
Units
March
2013
December
2012
%
variance
Tonnes 000 139 154 (10)
Grade g/t 5.60 5.52 1
Gold produced kg 779 850 (8)
Cash operating costs R/kg 207 107 194 233 (7)
Operating profit R’000 186 638 265 772 (30)
Gold production at Joel was lower at 779kg quarter-on-quarter, due to a 10% decrease in tonnes milled at 139 000t. Recovered grade remained fairly steady at 5.60g/t.
Joel remains the lowest cost producer in the company at R207 107/kg, compared to R194  233/kg in the previous quarter. Lower gold production however resulted in a lower operating profit quarter on quarter of R187 million.
Unisel
Indicator
Units
March
2013
December
2012
%
variance
Tonnes milled 000 99 117 (15)
Grade g/t 4.28 4.55 (6)
Gold produced Kg 424 532 (20)
Cash operating costs R/kg 318 934 280 244 (14)
Operating profit R’000 63 267 109 414 (42)
Unisel’s gold production decreased by 20% to 424kg, due to a slower than expected start-up post the festive season. Tonnes milled quarter on quarter declined by 15% to 99 000t, while recovered grade was lower at 4.28g/t.
The 42% decrease in operating profit to R63 million, is attributable to the lower gold production, as a result the cash operating costs increased from R280 244/kg in the December 2012 quarter to R318 934/kg in the
March 2013 quarter.
Target 3
Indicator
Units
March
2013
December
2012
%
variance
Tonnes 000 81 82 (1)
Grade g/t 5.05 5.26 (4)
Gold produced Kg 409 431 (5)
Cash operating costs R/kg 308 220 305 935 (1)
Operating profit R’000 65 148 75 569 (14)
Tonnes milled at Target 3 remained stable quarter on quarter at 81 000t.
Gold production for the quarter was 5% lower at 409kg, mainly due the 4% decline in recovered grade at 5.05g/t. However, despite the lower grade, the mine is on track to improving the quality of ore mined.
Cash operating costs for the quarter were slightly higher at R308 220/kg, from R305 935/kg in the December 2012 quarter. Operating profit was
14% lower quarter on quarter at R65 million.

Results for the third quarter FY13
and nine months ended 31 March 2013
Steyn 2
Indicator
Units
March
2013
December
2012
%
variance
Tonnes 000 12 13 (8)
Grade g/t 11.58 8.92 30
Gold produced Kg 139 116 20
Cash operating costs R/kg 228 295 300 069 24
Operating profit/(loss) R’000 33 485 21 282 57
Gold production for the quarter was 20% higher at 139kg, despite the
8% decrease in tonnes milled (from 13 000t in the preceding quarter to
12  000t in the quarter under review). The improvement in gold production is due to a significant increase in recovered grade of 30%
to 11.58g/t.
Steyn 2 recorded a 57% increase in the operating profit for the quarter at R33 million. Cash operating costs were 24% lower quarter on quarter at R228 295/kg, due to the increase in production.
TOTAL SOUTH AFRICAN SURFACE OPERATIONS
Continuing Operations (excluding Evander surface sources)
Indicator
Units
March
2013
December
2012
%
variance
Tonnes 000 2 565 2 410 6
Grade g/t 0.35 0.34 3
Gold produced Kg 888 824 8
Cash operating costs R/kg 312 931 299 511 (4)
Operating profit R’000 150 576 148 898 1
Tonnes milled at the South African surface operations improved by 6%
to 2  565  000t, which resulted in an 8% increase in gold production quarter on quarter from 824kg of gold to 888kg of gold. Surface tonnes increased, as the plants used the additional capacity created by lower reef deliveries from the underground operations to treat the surface tonnes. Grade also improved from 0.34g/t for the December 2012 quarter to 0.35g/t for the March 2013 quarter.
Cash operating costs for the March 2013 quarter were 4% higher at
R312  931/kg quarter on quarter, while operating profits remained steady quarter on quarter at R151 million.
Kalgold
Indicator
Units
March
2013
December
2012
%
variance
Tonnes 000 332 309 7
Grade g/t 0.93 1.06 (12)
Gold produced Kg 309 326 (5)
Cash operating costs R/kg 354 346 291 991 (21)
Operating profit R’000 45 459 61 733 (26)
Tonnes milled increased by 7% quarter on quarter. Recovered grade decreased by 12% quarter on quarter to 0.93g/t, resulting in a 5%
decrease in gold production from 326kg of gold in the December 2012 quarter to 309kg in the March 2013 quarter. Operating profit was 26%
lower at R45 million, due to the higher quarter on quarter cash operating costs of R354 346/kg.
Phoenix (tailings)
Indicator
Units
March
2013
December
2012
%
variance
Tonnes 000 1 325 1 276 4
Grade g/t 0.16 0.16 –
Gold produced Kg 216 208 4
Cash operating costs R/kg 254 986 261 135 2
Operating profit R’000 45 371 44 970 1
Recovered grade remained steady at 0.16g/t, whilst tonnes milled increased by 4% quarter-on-quarter to 1  325  000t due to the early commissioning of St Helena 1, 2 and 3 cyclone dams. Gold production also increased as a result of increased tonnes to 216kg.
Operating profits were slightly higher at R45 million, due to the 2%
improvement in cash operating costs to R254 986/kg and the higher gold production.
Surface dumps (excluding Evander surface sources)
Indicator
Units
March
2013
December
2012
%
variance
Tonnes 000 908 825 10
Grade g/t 0.40 0.35 14
Gold produced Kg 363 290 25
Cash operating costs R/kg 312 157 335 490 7
Operating profit R’000 59 746 42 195 42
Gold production was 25% higher for the quarter at 363kg of gold, due to the 14% improvement in recovered grade at 0.40g/t and a 10%
increase in tonnes milled from 825 000t in the December 2012 quarter to 908 000t in the March 2013 quarter.
The increase in gold production contributed to a 7% improvement in cash operating costs from R335  490/kg to R312 157/kg quarter on quarter. Operating profit was 42% higher for the quarter at R60 million.

Development
The main purpose of development is to open up ore for future mining operations. A development programme is vital to the life of a mine. The on-reef development grade of a shaft is an indication of the grades that will be mined in future. Important information such as expected geological structures, dip of the orebody and channel width is derived.
Depending on the shaft layout – such as the length of the raise line and spacing – ledging and stoping will take place approximately 18 to 36 months after on-reef development. Therefore the target areas for development are extremely important to prove the existence of ore of sufficient mineral content to be profitably mined and to continuously upgrade resources to reserves.
The March quarter development grade for Harmony combined is higher than the 2012 average Mineral Reserve Block grades, although some individual shafts are lower.
Mineral Reserves Block Grades vs Development Grades
March 2013 (Quarter 3)
Note: The ore reserve block grades reflect the grades of the blocks in the 2012 life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the on-going on-reef development at the operations and no selectivity has been applied from a grade point of view.
Kusasalethu
No development was done during the March 2013 quarter due to the temporary closure of the operation. Production will commence during the June 2013 quarter, following the re-opening of the mine on
14 February 2013.
Doornkop
The development grade is lower due to more on-reef development on
202 level where lower grades were expected. Reef meters were lower than the previous quarter due to a slow start-up after the Christmas break. Grades are expected to increase over the next two quarters.
Phakisa
Development grades increased 13% to 1 116 cmg/t quarter on quarter as expected. The grade is expected to increase further as development progress towards the Northern side of the mine into the high grade
Black Chert facies.
Tshepong
The Basal Reef continues to return good results from the areas in the decline section and the western area of the mine. This is very encouraging in terms of the future grade profile of Tshepong. The development grade from the B Reef project area is still very erratic.
Masimong
The development grade increased slightly from the previous quarter mainly due to an increase in the B Reef grades, which is encouraging.
Little changed in the quarter on quarter Basal Reef development grades.
However, grades did improve in the south western section of the mine while there was a decrease in the southern part of the mine.
Target 1 (narrow reef mining)
The raises developed for narrow reef mining on the Dreyerskuil formation continue to return good values, exceeding expectations.
Bambanani
All development is taking place in the shaft pillar. Although the quarter shows a drop in grade, 11 meters were developed on-reef which went through a localised lower grade localised zone. The overall development grade remains in line with expectations and continues to support the high grade profile of the mine.
Joel
Development grades decreased significantly during this quarter, however the average grades for the last three quarters are still higher than the Mineral Reserve grade which will have a positive impact on the future grade profile of the mine.
Unisel
The Leader Reef, as per the previous quarter, continues to deliver encouraging results above 1 000 cmg/t. Although the Basal Reef decreased during the quarter, the year to date grade is still much higher than the Mineral Reserve grade.
Target 3 (narrow reef mining)
The grades were exceptionally high for the quarter mainly due to very high grades on the B Reef. Basal and Elsburg Reef development grades were in line with expectations around 1 000 cmg/t. The focus is remains now on the Basal Reef as it is more consistent and the primary ore body at the mine.
* No reef development was done at Steyn 2
during this period, only shaft extraction.

Results for the third quarter FY13
and nine months ended 31 March 2013
Exploration highlights
International (Papua New Guinea)
Morobe Mining Joint Venture (MMJV) (50% Harmony)
Wafi-Golpu
Drilling remains an important focus for the project, with geotechnical data acquisition and additional mineral resources definition being key priorities. Resource definition work has focused on the upper levels of the deposit (Lift 1 area) and results have been highly encouraging on a number of fronts:
Continuity of the high-grade mineralised hornblende porphyry has improved significantly from the current model. This will have an overall positive impact on the grade and also on the metallurgical recoveries.
The advanced argillic alteration overprints shallows to the north. These alteration types negatively affect the metallurgy of the deposit but the drilling demonstrates that the recent northern and up-dip extensions of the deposit are largely unaffected by the overprint.
Intercepts from this work include:
WR449: 588m @ 0.43 g/t Au, 0.97% Cu from 333m
Incl 198m @ 0.97 g/t Au, 2.14% Cu from 798m
WR452W_1*: 156m @ 0.35 g/t Au, 1.19% Cu from 322m
Incl 84m @ 0.52 g/t Au, 2.01% Cu from 544m
WR459*: 584m @ 0.32g/t Au, 1.24% Cu from 62m
(*partial result)
Figure 1: Lift 1
Copper grade shells in relation to the pre-feasibility study lift 1 infrastructure.
Orange = 1.5% Cu from 2012 resource model
Pink =

1.5% Cu leapfrog shell incorporating latest drill results
Blue =

100ppm As zone (This approximates the advanced argillic alteration which results in poorer metallurgy).
Note: As = Arsenic; Au= gold; Cu = copper

Drill results received for Lift 2 continue to firm up the model with some very encouraging intercepts:
WR429W_3: 664.3m @ 0.85 g/t Au, 1.09% Cu from 1 240m including 246m @ 1.68 g/t Au, 1.97% Cu from 1 398m
WR444W_1*: 984.4m @ 0.78 g/t Au, 0.93% Cu from 980m including 278m @ 2.32 g/t Au, 2.41% Cu from 1 238m
(*partial result)
Spiky gold grades up to 110 g/t Au were encountered in WR444 in the core of the orebody. The grade spikes were evident in drill core, associated with late crosscutting veins containing blebs of visible gold.
This particular gold rich vein event has not been recorded previously.
Brownfields exploration work has also outlined a new area of high grade gold mineralisation located between Golpu and the A zone mineralisation, off the eastern margin of the diatreme.
WR457: 66m @ 2.56 g/t Au from 114m. This intercept includes a discrete high grade zone of 30m @ 4 g/t Au from 150m.
The intercept further highlights the potential for additional high grade
Au resources within the Wafi system. Follow-up work has been approved to test both this and the high grade Northern zone intercepts in Q4.
The future of Golpu
Project optimisation work will be focused on modular, staged project delivery with lower capital intensity. Optimisation work is likely to continue during the whole of financial year 2014. Project activities in
FY14 will be focused on better project definition through a drill program, whilst studies continue. The gold recovery improvement testwork program has shown material improvements in both gold and copper recoveries.
Limited early works is scheduled to take place in FY14 (post current camp and road construction), which will result in lower capital expenditure ramp-up rates than previously communicated. The Project schedule and first production will be revisited based on the outcomes of these activities.
Hidden Valley Satellite deposit exploration
Work to delineate additional resources and delineate high-grade feedstock for Hidden Valley has been refocused onto the Escarpment fault system. The hanging wall alteration of the Escarpment fault hosts the Wau epithermal gold lodes.
Broad spaced systematic surface geochemical sampling is in progress.
Note: As = Arsenic; Au= gold; Cu = copper

Results for the third quarter FY13
and nine months ended 31 March 2013
Mt Tonn (EL1316)
Drilling at Mt Tonn was completed during the quarter and comprised two holes for 783m. The drilling was undertaken to test a coincident copper-gold surface geochemical anomaly with an underling magnetic target.
Geology encountered in the drilling outlined a sequence of pervasively propylitic altered conglomerates and sandstones of the Langimar formation overthrust over unaltered sediments and volcanics of the
Babuaf Formation.
Mineralisation was disappointing with best results received to date from
MTTDH003: 4m @ 1.55 g/t from 60m. Interpretation to put geology and results in the context of a regional structural model for the Wafi
Transfer is in progress.
Garawaria (EL1629)
Regional work focused on EL1629 with drilling at the Garawaria prospect. Drilling comprised three holes for 1 478m. The drilling was designed to test a major surface Au anomaly with mineralised hydrothermal breccia exposed in surface trenches. Assays obtained from the trenches included 62m @ 4.01 g/t Au and 55m @ 1.41 g/t Au were obtained (reported previously).
Downhole geology has outlined a sequence of interbedded limestone and metasediments. The sequence is faulted and intruded by a number of late feldspar porphyries with disseminated pyrite and pervasive sericite alteration. Several relatively narrow mineralised breccia zones have also been intersected.
Results have been encouraging with broad low grade intercepts confirming prospectivity for a major mineralised system. These include:
ALNDH002: 27m @ 0.85 g/t Au from 26m
15m @ 1.08 g/t Au from 63m
ALNDH003: 50m @ 1.08 g/t Au from 93m
18m @ 1.02 g/t Au from 181m
Gold mineralisation is also accompanied by elevated levels of arsenic up to 0.26% As. Results remain incomplete with assays for several significant intervals of base-metal carbonate vein mineralisation from
ALNDH003 outstanding. Results for ALNDH004 are also awaited.
Interpretation to put results in context with geology continues.
PNG exploration (Harmony 100%)
Mt Hagen Project (EL1611 & EL1596)
Drilling of the final hole PNDD010 targeting the Penamb East prospect was completed early in the quarter and all assay results received. Best result from the program included 5m @ 1 g/t Au in PNDD008. Although the prospect was defined by a coherent 100 ppb Au soil anomaly the results from the drilling indicate only patchy development of gold mineralisation associated with structural zones in the core.
Preliminary modelling of the Penamb West porphyry indicated a potential low grade resource of 582Mt @ 0.08% Cu and 90ppm Mo however, it is considered unlikely that a higher grade potassic core is associated with this system within 500m of the surface.
A toll gate review was completed for the Mt Hagen project and concluded the drilling completed to date had tested the key targets in the western half of the project area (the Kurunga Intrusive Complex prospects in particular) and the potential for an economic mineral deposit was unlikely. A recommendation for full withdrawal from the project was approved in March 2013.
Southern Highlands project (EL1786)
Mobilisation of two drill rigs to Lake Kopiago was completed in January and two of the initial seven hole drill program were completed for
1  370.5m. The drilling was designed predominantly to outline broad sections (roughly 800m apart) to identify large scale alteration and mineralisation vectors below cover, but also to test critical lithological contacts and the Au-base metal skarns identified from the mapping.
The initial holes targeted the depth extent of outcropping skarn mineralisation at Bisamu Hill. Geology comprised magnetite bearing diorite porphyry intruding limestone. Several encouraging zones of skarn alteration and mineralisation were intersected however assays have not yet been received.
Figure 2: Lake Kopiago exploration drilling; KPDD002.
Amanab (EL1708)
Follow-up field mapping and surface sampling at the Yup East prospect was completed during the quarter. Over 300 samples were collected.
Work focused on extending the mapped bedrock mineralisation and outlining the tenor and size of the associated surface Au geochemical anomaly. Work to date has outlined a northwest trending gold anomaly
+0.1 g/t Au anomaly in excess of 1km long and 500m wide with individual soil samples ranging up to 13.8 g/t Au. Assays are pending but data on hand suggests potential for a second sub-parallel zone of mineralisation located to the south.
Note: As = Arsenic; Au= gold; Cu = copper

Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
Q3 FY13
Results for the
third quarter FY13
and nine months ended
31 March 2013
(Rand/US$)

Results for the third quarter FY13
and nine months ended 31 March 2013
Operating results
(Rand/Metric) (US$/Imperial)
South Africa
Hidden
Valley
Total
Continuing
Operations
Underground production
Surface production
Other
Total
South
Africa
Three
months
ended
Kusasa-
lethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bamba-
nani
Joel
Unisel
Target 3
Steyn 2
Total
Under-
ground
Phoenix
Dumps
Kalgold
Total
Surface
Ore milled
– t’000
Mar-13
33
249
109
262
181
182
34
139
99
81
12
1 381
1 325
908
332
2 565
–
3 946
440
4 386
Dec-12 138 272 128 254 216 178 42 154 117 82 13 1 594 1 276 825 309 2 410 – 4 004 456 4 460
Gold produced
– kg
Mar-13
49
897
484
1 029
799
913
298
779
424
409
139
6 220
216
363
309
888
–
7 108
591
7 699
Dec-12 402 1 004 688 1 151 991 1 086 357 850 532 431 116 7 608 208 290 326 824 – 8 432 642 9 074
Gold produced
– oz
Mar-13
1 575
28 839
15 561
33 083
25 688
29 354
9 581
25 045
13 632
13 150
4 469
199 977
6 945
11 671
9 935
28 551
–
228 528
19 001
247 529
Dec-12 12 925 32 279 22 120 37 005 31 861 34 916 11 478 27 328 17 104 13 857 3 729 244 602 6 687 9 323 10 481 26 491 – 271 093 20 641 291 734
Yield –
g/tonne
Mar-13
1.48
3.60
4.44
3.93
4.41
5.02
8.76
5.60
4.28
5.05
11.58
4.50
0.16
0.40
0.93
0.35
–
1.80
1.34
1.76
Dec-12 2.91 3.69 5.38 4.53 4.59 6.10 8.50 5.52 4.55 5.26 8.92 4.77 0.16 0.35 1.06 0.34 – 2.11 1.41 2.03
Cash operating
costs
– R/kg
Mar-13
6 564 347
295 429
505 324
340 586
287 596
248 585
388 477
207 107
318 934
308 220
228 295
355 075
254 986
312 157
354 346
312 931
–
349 810
515 012
362 491
Dec-12 857 928 269 449 338 233 309 081 252 109 212 656 332 224 194 233 280 244 305 935 300 069 300 225 261 135 335 490 291 991 299 511 – 300 155 451 424 310 858
Cash operating
costs
– $/oz
Mar-13
22 891
1 030
1 762
1 187
1 003
867
1 354
722
1 112
1 075
796
1 238
889
1 088
1 235
1 091
–
1 220
1 795
1 264
Dec-12 3 078 967 1 214 1 109 905 763 1 192 697 1 006 1 098 1 077 1 077 937 1 204 1 048 1 075 – 1 077 1 620 1 115
Cash operating
costs
– R/tonne
Mar-13
9 747
1 064
2 244
1 338
1 270
1 247
3 405
1 161
1 366
1 556
2 644
1 599
42
125
330
108
–
630
692
636
Dec-12 2 499 995 1 818 1 401 1 157 1 297 2 824 1 072 1 274 1 608 2 678 1 433 43 118 308 102 – 632 636 632
Gold sold
– Kg
Mar-13
129
839
470
1 000
777
865
290
703
412
388
135
6 008
210
360
329
899
–
6 907
599
7 506
Dec-12 597 1 070 707 1 184 1 019 1 118 367 933 547 444 119 8 105 211 291 317 819 – 8 924 690 9 614
Gold sold
– oz
Mar-13
4 147
26 974
15 111
32 151
24 981
27 810
9 324
22 602
13 246
12 474
4 340
193 160
6 752
11 574
10 578
28 904
–
222 064
19 258
241 322
Dec-12 19 194 34 401 22 731 38 066 32 762 35 944 11 799 29 997 17 586 14 275 3 826 260 581 6 784 9 356 10 192 26 332 – 286 913 22 184 309 097
Revenue
(R’000)
Mar-13
61 084
393 842
221 319
469 867
365 507
406 147
136 233
330 439
193 643
181 969
63 311
2 823 361
98 617
169 435
154 844
422 896
–
3 246 257
281 787
3 528 044
Dec-12 292 482 511 124 339 811 567 915 488 974 536 138 175 758 446 403 262 752 213 106 57 136 3 891 599 101 280 139 392 151 485 392 157 – 4 283 756 329 052 4 612 808
Cash operating
costs
(R’000)
Mar-13
321 653
265 000
244 577
350 463
229 789
226 958
115 766
161 336
135 228
126 062
31 733
2 208 565
55 077
113 313
109 493
277 883
–
2 486 448
304 372
2 790 820
Dec-12 344 887 270 527 232 704 355 752 249 840 230 944 118 604 165 098 149 090 131 858 34 808 2 284 112 54 316 97 292 95 189 246 797 – 2 530 909 289 814 2 820 723
Inventory
movement
(R’000)
Mar-13
25 111
(21 389)
(5 111)
(12 557)
(9 232)
(16 606)
(3 516)
(17 535)
(4 852)
(9 241)
(1 907)
(76 835)
(1 831)
(3 624)
(108)
(5 563)
–
(82 398)
(1 661)
(84 059)
Dec-12 61 045 22 803 7 532 12 994 11 005 9 912 3 661 15 533 4 248 5 679 1 046 155 458 1 994 (95) (5 437) (3 538) – 151 920 6 992 158 912
Operating costs
(R’000)
Mar-13
346 764
243 611
239 466
337 906
220 557
210 352
112 250
143 801
130 376
116 821
29 826
2 131 730
53 246
109 689
109 385
272 320
–
2 404 050
302 711
2 706 761
Dec-12 405 932 293 330 240 236 368 746 260 845 240 856 122 265 180 631 153 338 137 537 35 854 2 439 570 56 310 97 197 89 752 243 259 – 2 682 829 296 806 2 979 635
Operating profit
(R’000)
Mar-13
(285 680)
150 231
(18 147)
131 961
144 950
195 795
23 983
186 638
63 267
65 148
33 485
691 631
45 371
59 746
45 459
150 576
–
842 207
(20 924)
821 283
Dec-12 (113 450) 217 794 99 575 199 169 228 129 295 282 53 493 265 772 109 414 75 569 21 282 1 452 029 44 970 42 195 61 733 148 898 – 1 600 927 32 246 1 633 173
Operating profit
($’000)
Mar-13
(32 021)
16 838
(2 034)
14 792
16 247
21 946
2 687
20 919
7 091
7 302
3 754
77 521
5 086
6 696
5 095
16 877
–
94 398
(2 346)
92 052
Dec-12 (13 087) 25 126 11 487 22 976 26 317 34 065 6 171 30 660 12 623 8 719 2 454 167 511 5 188 4 867 7 123 17 178 – 184 689 3 720 188 409
Capital
expenditure
(R’000)
Mar-13
55 038
70 686
84 169
78 011
44 020
73 877
20 937
37 419
21 442
35 551
847
521 997
19 068
2 360
1 426
22 854
–
544 851
132 378
677 229
Dec-12 100 148 73 320 80 095 73 376 44 158 101 454 36 811 40 663 19 924 40 044 1 224 611 217 56 381 4 754 26 127 87 262 19 845 718 324 148 371 866 695
Capital
expenditure
($’000)
Mar-13
6 169
7 923
9 434
8 744
4 934
8 281
2 347
4 194
2 403
3 985
95
58 509
2 137
264
160
2 561
–
61 070
14 838
75 908
Dec-12 11 553 8 458 9 240 8 465 5 094 11 704 4 247 4 691 2 298 4 620 141 70 511 6 504 548 3 014 10 066 2 289 82 866 17 117 99 983

Results for the third quarter FY13
and nine months ended 31 March 2013
CONDENSED CONSOLIDATED INCOME STATEMENTS
(Rand)
Figures in million
Notes
Quarter ended
Nine months ended
Year ended
31 March
2013
(Unaudited)
31 December
2012
(Unaudited)
31 March
2012
(Unaudited)
31 March
2013
(Unaudited)
31 March
2012
(Unaudited)
30 June
2012
(Audited)
Continuing operations
Revenue 3 528 4 613 3 222 12 419 11 235 15 169
Cost of sales 2 (3 283) (3 524) (2 721) (10 295) (8 811) (12 137)
Production costs (2 707) (2 980) (2 273) (8 556) (7 271) (9 911)
Amortisation and depreciation (459) (501) (431) (1 441) (1 373) (1 921)
Other items (117) (43) (17) (298) (167) (305)
Gross profit
245
1 089
501
2 124
2 424
3 032
Corporate, administration and other
expenditure
(121) (111) (96) (338) (261) (352)
Social investment expenditure (25) (25) (22) (70) (50) (72)
Exploration expenditure (157) (160) (143) (454) (339) (500)
Profit on sale of property,
plant and equipment
4 15 69 – 139 28 63
Other (expenses)/income – net 5 (138) (47) (5) (182) 24 (50)
Operating (loss)/profit
(181)
815
235
1 219
1 826
2 121
Reversal of impairment of investment
in associate
– – 6 – 56 56
Impairment of investments 6 (39) – – (88) – (144)
Net gain on financial instruments 15 92 36 181 73 86
Investment income 47 38 25 118 64 97
Finance cost (65) (75) (65) (198) (214) (286)
(Loss)/profit before taxation
(223)
870
237
1 232
1 805
1 930
Taxation (44) (221) 636 (416) 323 123
Normal taxation (124) (115) (16) (349) (115) (199)
Deferred taxation 80 (106) 652 (67) 438 322
Net (loss)/profit from continuing
operations
(267)
649
873
816
2 128
2 053
Discontinued operations
Profit from discontinued operations 7 143 82 141 314 410 592
Net (loss)/profit for the period
(124)
731
1 014
1 130
2 538
2 645
Attributable to:
Owners of the parent
(124) 731 1 014 1 130 2 538 2 645
(Loss)/earnings per ordinary share
(cents)
8
(Loss)/earnings from continuing
operations
(62) 150 202 189 494 477
Earnings from discontinued operations 33 19 33 73 95 137
Total (loss)/earnings
(29)
169
235
262
589
614
Diluted (loss)/earnings per ordinary
share (cents)
8
(Loss)/earnings from continuing
operations
(62) 150 202 188 492 476
Earnings from discontinued operations 33 19 32 73 95 136
Total (loss)/diluted earnings
(29)
169
234
261
587
612
The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements have been prepared by Harmony Gold Mining Company Limited’s corporate reporting team headed by Mr Herman Perry, supervised by the financial director, Mr Frank Abbott. They have been approved by the Board of Harmony Gold Mining Company Limited.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Rand)
Figures in million
Note
Quarter ended
Nine months ended
Year ended
31 March
2013
(Unaudited)
31 December
2012
(Unaudited)
31 March
2012
(Unaudited)
31 March
2013
(Unaudited)
31 March
2012
(Unaudited)
30 June
2012
(Audited)
Net (loss)/profit for the period (124) 731 1 014 1 130 2 538 2 645
Other comprehensive income/(loss) for the
period, net of income tax
510 197 (153) 733 981 1 587
Foreign exchange translation 523 174 (157) 723 979 1 485
(Loss)/gain on fair value movement of
available-for-sale investments
6 (52) 23 4 (29) 2 (42)
Impairment of available-for-sale
investments recognised in profit or loss
6 39 – – 39 – 144
Total comprehensive income for the period
386
928
861
1 863
3 519
4 232
Attributable to:
Owners of the parent 386 928 861 1 863 3 519 4 232
The accompanying notes are an integral part of these condensed consolidated financial statements.
All items in Other comprehensive income will be reclassified subsequently to profit or loss when specific conditions are met.

Results for the third quarter FY13
and nine months ended 31 March 2013
CONDENSED CONSOLIDATED BALANCE SHEETS
(Rand)
Figures in million
Notes
At
31 March
2013
(Unaudited)
At
31 December
2012
At
30 June
2012
(Audited)
At
31 March
2012
(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
34 911 34 028 32 853 31 949
Intangible assets 2 190 2 192 2 196 2 194
Restricted cash 38 37 36 30
Restricted investments 2 050 2 020 1 842 1 808
Deferred tax assets 652 554 486 1 042
Investments in financial assets 9 139 159 146 187
Inventories 57 57 58 165
Trade and other receivables 6 13 28 35
Total non-current assets
40 043
39 060
37 645
37 410
Current assets
Inventories
1 206 1 085 996 1 086
Trade and other receivables 1 482 1 292 1 245 1 259
Income and mining taxes 3 – 118 142
Cash and cash equivalents 3 099 2 511 1 773 1 427
5 790 4 888 4 132 3 914
Assets of disposal groups classified as held for sale 7 – 1 822 1 423 1 326
Total current assets
5 790
6 710
5 555
5 240
Total assets
45 833
45 770
43 200
42 650
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
28 331 28 331 28 331 28 329
Other reserves 3 392 2 797 2 444 1 815
Retained earnings 4 002 4 342 3 307 3 200
Total equity
35 725
35 470
34 082
33 344
Non-current liabilities
Deferred tax liabilities
3 244 3 270 3 106 3 568
Provision for environmental rehabilitation 1 961 1 912 1 865 1 905
Retirement benefit obligation 188 184 177 177
Other provisions 48 40 30 4
Borrowings 10 2 238 2 072 1 503 1 277
Total non-current liabilities
7 679
7 478
6 681
6 931
Current liabilities
Borrowings
10 287 301 313 318
Income and mining taxes 92 16 1 7
Trade and other payables 2 050 2 050 1 747 1 543
2 429 2 367 2 061 1 868
Liabilities of disposal groups classified as held for sale 7 – 455 376 507
Total current liabilities
2 429
2 822
2 437
2 375
Total equity and liabilities
45 833
45 770
43 200
42 650
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Rand) (Unaudited)
for the nine months ended 31 March 2013
Figures in million
Share
capital
Other
reserves
Retained
earnings
Total
Balance – 30 June 2012 28 331 2 444 3 307 34 082
Share-based payments – 215 – 215
Net profit for the period – – 1 130 1 130
Other comprehensive income for the period – 733 – 733
Dividends paid ¹ – – (435) (435)
Balance – 31 March 2013
28 331
3 392
4 002
35 725
Balance – 30 June 2011 28 305 762 1 093 30 160
Issue of shares 24 – – 24
Share-based payments – 72 – 72
Net profit for the period – – 2 538 2 538
Other comprehensive income for the period – 981 – 981
Dividends paid ² – – (431) (431)
Balance – 31 March 2012
28 329
1 815
3 200
33 344
1. Dividend of 50 SA cents declared on 13 August 2012 and 50 SA cents on 1 February 2013
2. Dividend of 60 SA cents declared on 12 August 2011 and 40 SA cents on 2 February 2012
The accompanying notes are an integral part of these condensed consolidated financial statements.

Results for the third quarter FY13
and nine months ended 31 March 2013
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
(Rand)
Quarter ended
Nine months ended
Year ended
Figures in million
31 March
2013
(Unaudited)
31 December
2012
(Unaudited)
31 March
2012
(Unaudited)
31 March
2013
(Unaudited)
31 March
2012
(Unaudited)
30 June
2012
(Audited)
Cash flow from operating activities
Cash generated by operations
204 1 392 682 2 933 3 340 4 551
Interest and dividends received 34 30 32 90 60 80
Interest paid (27) (29) (26) (85) (103) (141)
Income and mining taxes (paid)/refunded (70) (221) 35 (183) (114) (277)
Cash generated by operating activities
141
1 172
723
2 755
3 183
4 213
Cash flow from investing activities
Restricted cash transferred from/(to)
disposal group
252 (90) – – – –
Proceeds on disposal of Evander 1 264 – – 1 264 – –
Proceeds on disposal of investment in associate – – 193 – 193 222
Proceeds on disposal of Evander 6 and Twistdraai – – – – – 125
Proceeds on disposal of Merriespruit South – 61 – 61 – –
Purchase of investments in financial assets (33) (39) – (72) – –
Other investing activities 3 (6) (33) (3) (30) (85)
Net additions to property, plant and equipment
1
(835) (1 047) (740) (2 775) (2 187) (3 140)
Cash generated/(utilised) by investing
activities
651
(1 121)
(580)
(1 525)
(2 024)
(2 878)
Cash flow from financing activities
Borrowings raised
– 348 302 678 1 101 1 443
Borrowings repaid (4) (164) (17) (177) (1 087) (1 248)
Ordinary shares issued - net of expenses – – 3 – 23 26
Dividends paid (217) – (173) (435) (431) (431)
Cash (utilised)/generated by financing
activities
(221)
184
115
66
(394)
(210)
Foreign currency translation adjustments
17
10
(36)
30
(31)
(45)
Net increase in cash and cash equivalents 588 245 222 1 326 734 1 080
Cash and cash equivalents - beginning of period 2 511 2 266 1 205 1 773 693 693
Cash and cash equivalents - end of period
3 099
2 511
1 427
3 099
1 427
1 773
1. Includes capital expenditure for Wafi-Golpu and other international projects of R148 million in the March 2013 quarter (December 2012: R124 million) (March 2012: R78 million)
and R403 million in the nine months ended 31 March 2013 (March 2012: R192 million)
The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 31 March 2013 (Rand)
1.     Accounting policies
Basis of accounting
The condensed consolidated financial statements for the nine months ended 31 March 2013 have been prepared in accordance with IAS 34,
Interim Financial Reporting, JSE Listings Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2012, which have been prepared in accordance with International
Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International
Accounting Standards Board.
2.
Cost of sales
Quarter ended
Nine months ended
Year ended
Figures in million
31 March
2013
(Unaudited)
31 December
2012
(Unaudited)
31 March
2012
(Unaudited)
31 March
2013
(Unaudited)
31 March
2012
(Unaudited)
30 June
2012
(Audited)
Production costs – excluding royalty 2 658 2 912 2 244 8 384 7 166 9 791
Royalty expense 49 68 29 172 105 120
Amortisation and depreciation 459 501 431 1 441 1 373 1 921
Reversal of impairment of assets – – – – – (60)
Rehabilitation expenditure/(credit) 10 (1) (43) 16 (37) (17)
Care and maintenance cost of
restructured shafts
16 16 20 52 69 88
Employment termination and
restructuring costs
1
– – 19 7 70 81
Share-based payments
2
95 21 21 221 66 87
Other (4) 7 – 2 (1) 126
Total cost of sales
3 283
3 524
2 721
10 295
8 811
12 137
1. The amounts for the 2012 financial year relates to restructuring at the Bambanani shaft
2. Refer to note 3 for details
3.    Share-based payments
This includes the cost relating to the new Employee Share Ownership Plan (ESOP) awards that were granted in August 2012. In terms of the
ESOP rules, all employees other than management were awarded a minimum of 100 Scheme Shares and 200 Share Appreciation Rights (SARs),
with employees with service longer than ten years receiving an additional ten percent. Both the Scheme Shares and SARs vest in five equal portions on each anniversary of the award. In addition these employees qualify for an additional cash bonus under the SARs in the event that the share price growth is less than R18 per share. The effect of the bonus puts the employees in the position they would have been in had the share price increased by R18 per share since issue date.
Harmony issued 3.5 million shares to the Tlhakanelo Share Trust on 31 August 2012. In addition, 6 817 880 SARs were issued. In terms of
IFRS 2, Share-based Payment, the SARs includes an equity-settled portion as well as a cash-settled portion related to the cash bonus. The cash-
settled portion has been recognised in the balance sheet, the fair value of which will be re-measured at each reporting date. At the annual general meeting on 28 November 2012, the shareholders authorised the acceleration of the vesting from August to March each year.
During the March 2013 quarter, the first portion of the Scheme Shares and SARs awarded in August 2012 vested, resulting in all qualifying employees receiving a minimum of R1 912 before tax, amounting to a total of R58 million paid in April 2013. During March 2013, new qualifying employees who have not previously received an offer were awarded 80 Scheme Shares and 160 SARs which will vest in four equal portions on each anniversary of the award. A total of 97 040 Scheme Shares and 194 080 SARs were issued by the Tlhakanelo Share Trust.
4.
Profit on sale of property, plant and equipment
During December 2012, the transaction for the sale of the Merriespruit South mining right to Witwatersrand Consolidated Gold Resources
Limited (Wits Gold) was completed, resulting in a profit of R60 million.
5.
Other expenses – net
Included in the March 2013 quarter is a foreign exchange loss of R150 million (December 2012: R35 million) on the US dollar denominated loan.
6.
Impairment of investments
A decline in the fair value of the investment in Witwatersrand Consolidated Gold Resource Limited (Wits Gold) during the March 2013 quarter resulted in a loss of R52 million. This was offset against the fair value increase that was recognised in the fair value reserve during the
December 2012 quarter. The net cumulative loss of R39 million was reclassified to the income statement.

Results for the third quarter FY13
and nine months ended 31 March 2013
7.
Disposal groups classified as held for sale and discontinued operations
Evander Gold Mines Limited
Harmony entered into an agreement to sell its 100% interest in Evander Gold Mines Limited (Evander) to a wholly owned subsidiary of
Pan African Resources Plc for R1.5 billion, less certain distributions, during May 2012. On 14 February 2013 Harmony received the necessary consent of the Minister of Mineral Resources to transfer the interest in accordance with section 11 of the Mineral and Petroleum Resources
Development Act, the last remaining condition precedent. The transaction was completed on 28 February 2013. In terms of the agreement
Harmony received a distribution of R210 million and a purchase consideration of R1 314 million. A group profit of R102 million was recorded in the March 2013 quarter.
8.
Earnings and net asset value per share
Quarter ended
Nine months ended
Year ended
Figures in million
31 March
2013
(Unaudited)
31 December
2012
(Unaudited)
31 March
2012
(Unaudited)
31 March
2013
(Unaudited)
31 March
2012
(Unaudited)
30 June
2012
(Audited)
Weighted average number of shares
(million)
431.8 431.6 431.3 431.6 430.6 430.8
Weighted average number of diluted shares
(million)
432.8 432.6 432.8 432.8 432.2 432.0
Total (loss)/earnings per share (cents):
Basic (loss)/earnings
(29) 169 235 262 589 614
Diluted (loss)/earnings (29) 169 234 261 587 612
Headline (loss)/earnings (47) 158 234 234 571 565
– from continuing operations (56) 139 201 185 477 465
– from discontinued operations 9 19 33 49 94 100
Diluted headline (loss)/earnings (47) 157 233 233 569 563
– from continuing operations (56) 138 200 184 475 463
– from discontinued operations 9 19 33 49 94 100
Figures in million
Reconciliation of headline
(loss)/earnings:
Continuing operations
Net (loss)/profit (267) 649 873 816 2 128 2 053
Adjusted for:
Reversal of impairment of investment in
associate*
– – (6) – (55) (56)
Impairment of investments* 39 – – 88 – 144
Reversal of impairment of assets – – – – – (60)
Taxation effect on reversal of impairment of
assets
– – – – – (34)
Profit on sale of property, plant and
equipment
(15) (69) – (139) (28) (63)
Taxation effect of profit on sale of property,
plant and equipment
– 18 (1) 31 7 16
Headline (loss)/earnings
(243)
598
866
796
2 052
2 000
Discontinued operations
Net profit 143 82 141 314 410 592
Adjusted for:
Profit on sale of property, plant and
equipment
– – – – (2) (232)
Taxation effect of profit on sale of property,
plant and equipment
– – – – – 72
Profit on sale of investment in subsidiary* (102) – – (102) – –
Headline earnings
41
82
141
212
408
432
Total headline (loss)/earnings
(202)
680
1 007
1 008
2 460
2 432
* There is no taxation effect on these items.

Net asset value per share
At
31 March
2013
(Unaudited)
At
31 December
2012
At
30 June
2012
(Audited)
At
31 March
2012
(Unaudited)
Number of shares in issue 435 257 691 435 257 691 431 564 236 431 471 444
Net asset value per share (cents) 8 208 8 150 7 897 7 728
9.
Investments in financial assets
During the March 2013 quarter, an additional 3.25% interest in Rand Refinery was purchased for R33 million in addition to the 3.9% interest purchased for R39 million during the December 2012 quarter. The investment is classified as an available-for-sale investment and subsequent changes in fair value will be recorded in reserves.
10.    Borrowings
The Nedbank revolving credit facility was repaid in full during the December 2011 quarter and the full R850 million facility is available until
December 2013. The balance on Nedbank term facilities at the end of March 2013 quarter is R610 million.
Two drawdowns of US$40 million each (R330 million and R348 million) were made from the US$300 million syndicated revolving credit facility during the September and December 2012 quarters, respectively. This takes the drawn level to US$210 million. The facility is repayable by
September 2015.
The weakening of the Rand against the US dollar resulted in a foreign exchange loss of R150 million being recorded against the borrowings balance in the March 2013 quarter. The effect of foreign exchange changes for the nine months totals a loss of R190 million.
11.     Commitments and contingencies
Figures in million
At
31 March
2013
(Unaudited)
At
31 December
2012
At
30 June
2012
(Audited)
At
31 March
2012
(Unaudited)
Capital expenditure commitments:
Contracts for capital expenditure
594 576 519 391
Authorised by the directors but not contracted for 958 1 572 2 257 3 032
1 552
2 148
2 776
3 423
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liability
For a detailed disclosure on contingent liabilities refer to Harmony’s annual report for the financial year ended 30 June 2012, available on the group’s website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2012, with the exception of the items discussed below.
Following the disclosure made in Harmony’s annual report for the financial year ended 30 June 2012 relating to silicosis, Harmony and its subsidiaries, alongside other mining companies operating in South Africa (other respondents) were served with another application to certify a class during January 2013. Harmony, its subsidiaries and other respondents are awaiting a consolidated and supplemented certification application of the two separate applications served.
12.    Subsequent events
There are no subsequent events to report.
13.    Segment report
The segment report follows on page 25.

Results for the third quarter FY13
and nine months ended 31 March 2013
14.    Reconciliation of segment information to consolidated income statements
Figures in million
Nine months ended
31 March
2013
(Unaudited)
31 March
2012
(Unaudited)
The “Reconciliation of segment information to consolidated income statements” line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement and segment report:
Reconciliation of production profit to gross profit
Total segment revenue 13 293 12 341
Total segment production costs (9 089) (7 834)
Production profit per segment report 4 204 4 507
Discontinued operations (341) (543)
Production profit from continuing operations 3 863 3 964
Cost of sales items, other than production costs and royalty expense (1 739) (1 540)
Gross profit as per income statements *
2 124
2 424
* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.
15.    Related parties
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. During the September 2012 quarter, Harmony shares were purchased by certain directors as set out below:
Graham Briggs 14 347 shares
Frank Abbott 73 900 shares
Ken Dicks 12 500 shares

Segment report
(Rand/Metric) (Unaudited)
for the nine months ended 31 March 2013
Revenue
Production cost
Production profit/(loss)
Capital expenditure
#
Kilograms produced
Tonnes milled
31 March
31 March
31 March
31 March
31 March
31 March
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
R million
R million
R million
R million
kg
t’000
Continuing operations
South Africa
Underground
Kusasalethu 1 037 1 678 1 186 1 072 (149) 606 272 312 2 052 4 043 499 860
Doornkop 1 279 939 786 626 493 313 222 201 2 772 2 263 766 667
Phakisa 860 753 730 585 130 168 242 227 1 851 1 800 379 368
Tshepong 1 547 1 694 1 089 935 458 759 227 199 3 339 4 035 829 916
Masimong 1 290 1 032 740 635 550 397 124 166 2 777 2 466 658 702
Target 1 1 385 1 157 675 608 710 549 262 187 3 070 2 822 538 608
Bambanani 626 421 448 480 178 (59) 92 212 1 348 1 068 144 163
Joel 1 152 773 487 406 665 367 116 42 2 529 1 873 460 410
Unisel 647 479 429 366 218 113 57 51 1 386 1 134 332 282
Target 3 546 340 379 308 167 32 104 58 1 207 833 250 236
Surface
All other surface operations
1 152 1 074 747 678 405 396 222 96 2 533 2 569 7 365 6 997
Total South Africa
11 521
10 340
7 696
6 699
3 825
3 641
1 940
1 751
24 864
24 906
12 220
12 209
International
Hidden Valley 898 895 860 572 38 323 368 175 1 922 2 098 1 387 1 307
Total international
898
895
860
572
38
323
368
175
1 922
2 098
1 387
1 307
Total continuing operations
12 419
11 235
8 556
7 271
3 863
3 964
2 308
1 926
26 786
27 004
13 607
13 516
Discontinued operations
Evander 874 1 106 533 563 341 543 140 131 1 955 2 674 390 491
Total discontinued operations
874
1 106
533
563
341
543
140
131
1 955
2 674
390
491
Total operations
13 293
12 341
9 089
7 834
4 204
4 507
2 448
2 057
28 741
29 678
13 997
14 007
Reconciliation of the segment
information to the consolidated
income statement (refer to note 14)
(874) (1 106) (533) (563)
12 419
11 235
8 556
7 271
# Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R403 million (2012: R192 million).

Results for the third quarter FY13
and nine months ended 31 March 2013
Operating results
(US$/Imperial)
South Africa
Hidden
Valley
Total
Continuing
Operations
Underground production
Surface production
Other
Total
South
Africa
Three
months
ended
Kusasa-
lethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bamba-
nani
Joel
Unisel
Target 3
Steyn 2
Total
Under-
ground
Phoenix
Dumps
Kalgold
Total
Surface
Ore milled
– t’000
Mar-13
36
275
120
289
200
201
37
153
109
89
13
1 522
1 461
1 001
366
2 828
–
4 350
485
4 835
Dec-12 152 300 141 280 238 196 46 170 129 90 14 1 756 1 407 910 341 2 658 – 4 414 503 4 917
Gold produced
– oz
Mar-13
1 575
28 839
15 561
33 083
25 688
29 354
9 581
25 045
13 632
13 150
4 469
199 977
6 945
11 671
9 935
28 551
–
228 528
19 001
247 529
Dec-12 12 925 32 279 22 120 37 005 31 861 34 916 11 478 27 328 17 104 13 857 3 729 244 602 6 687 9 323 10 481 26 491 – 271 093 20 641 291 734
Yield –
oz/t
Mar-13
0.044
0.105
0.130
0.114
0.128
0.146
0.259
0.164
0.125
0.148
0.344
0.131
0.005
0.012
0.027
0.010
–
0.053
0.039
0.051
Dec-12 0.085 0.108 0.157 0.132 0.134 0.178 0.250 0.161 0.133 0.154 0.266 0.139 0.005 0.010 0.031 0.010 – 0.061 0.041 0.059
Cash operating
costs
– $/oz
Mar-13
22 891
1 030
1 762
1 187
1 003
867
1 354
722
1 112
1 075
796
1 238
889
1 088
1 235
1 091
–
1 220
1 795
1 264
Dec-12 3 078 967 1 214 1 109 905 763 1 192 697 1 006 1 098 1 077 1 077 937 1 204 1 048 1 075 – 1 077 1 620 1 115
Cash operating
costs
– $/t
Mar-13
1 001
108
228
136
129
127
351
118
139
159
274
163
4
13
34
11
–
64
70
65
Dec-12 262 104 190 147 121 136 297 112 133 169 287 150 4 12 32 11 – 66 66 66
Gold sold
– oz
Mar-13
4 147
26 974
15 111
32 151
24 981
27 810
9 324
22 602
13 246
12 474
4 340
193 160
6 752
11 574
10 578
28 904
–
222 064
19 258
241 322
Dec-12 19 194 34 401 22 731 38 066 32 762 35 944 11 799 29 997 17 586 14 275 3 826 260 581 6 784 9 356 10 192 26 332 – 286 913 22 184 309 097
Revenue ($’000)
Mar-13
6 847
44 144
24 807
52 666
40 968
45 523
15 270
37 038
21 705
20 396
7 096
316 460
11 054
18 991
17 356
47 401
–
363 861
31 584
395 445
Dec-12 33 742 58 965 39 202 65 516 56 409 61 850 20 276 51 498 30 312 24 585 6 591 448 946 11 684 16 080 17 476 45 240 – 494 186 37 960 532 146
Cash operating
costs
($’000)
Mar-13
36 053
29 703
27 414
39 281
25 756
25 438
12 977
18 084
15 158
14 130
3 556
247 550
6 173
12 701
12 273
31 147
–
278 697
34 116
312 813
Dec-12 39 787 31 208 26 846 41 041 28 822 26 642 13 683 19 046 17 199 15 211 4 016 263 501 6 266 11 224 10 980 28 470 – 291 971 33 433 325 404
Inventory
movement
($’000)
Mar-13
2 815
(2 397)
(573)
(1 407)
(1 035)
(1 861)
(394)
(1 965)
(544)
(1 036)
(214)
(8 611)
(205)
(406)
(12)
(623)
-
(9 234)
(186)
(9 420)
Dec-12 7 042 2 631 869 1 499 1 270 1 143 422 1 792 490 655 121 17 934 230 (11) (627) (408) - 17 526 807 18 333
Operating costs
($’000)
Mar-13
38 868
27 306
26 841
37 874
24 721
23 577
12 583
16 119
14 614
13 094
3 342
238 939
5 968
12 295
12 261
30 524
–
269 463
33 930
303 393
Dec-12 46 829 33 839 27 715 42 540 30 092 27 785 14 105 20 838 17 689 15 866 4 137 281 435 6 496 11 213 10 353 28 062 – 309 497 34 240 343 737
Operating profit
($’000)
Mar-13
(32 021)
16 838
(2 034)
14 792
16 247
21 946
2 687
20 919
7 091
7 302
3 754
77 521
5 086
6 696
5 095
16 877
–
94 398
(2 346)
92 052
Dec-12 (13 087) 25 126 11 487 22 976 26 317 34 065 6 171 30 660 12 623 8 719 2 454 167 511 5 188 4 867 7 123 17 178 – 184 689 3 720 188 409
Capital
expenditure
($’000)
Mar-13
6 169
7 923
9 434
8 744
4 934
8 281
2 347
4 194
2 403
3 985
95
58 509
2 137
264
160
2 561
–
61 070
14 838
75 908
Dec-12 11 553 8 458 9 240 8 465 5 094 11 704 4 247 4 691 2 298 4 620 141 70 511 6 504 548 3 014 10 066 2 289 82 866 17 117 99 983

Results for the third quarter FY13
and nine months ended 31 March 2013
CONDENSED CONSOLIDATED INCOME STATEMENTS
(US$)
(Convenience translation)
Figures in million
Quarter ended
Nine months ended
Year ended
31 March
2013
(Unaudited)
31 December
2012
(Unaudited)
31 March
2012
(Unaudited)
31 March
2013
(Unaudited)
31 March
2012
(Unaudited)
30 June
2012
(Audited)
Continuing operations
Revenue 395 532 417 1 442 1 469 1 953
Cost of sales (367) (407) (351) (1 195) (1 151) (1 561)
Production costs (303) (344) (294) (993) (950) (1 276)
Amortisation and depreciation (51) (58) (55) (167) (179) (247)
Other items (13) (5) (2) (35) (22) (38)
Gross profit
28
125
66
247
318
392
Corporate, administration and other expenditure (14) (13) (13) (39) (34) (45)
Social investment expenditure (3) (3) (3) (8) (7) (9)
Exploration expenditure (18) (18) (18) (53) (44) (64)
Profit on sale of property, plant and equipment 2 8 – 16 4 8
Other (expenses)/income – net (15) (5) (1) (21) 3 (6)
Operating (loss)/profit
(20)
94
31
142
240
276
Reversal of impairment of investment in associate – – 1 – 7 7
Impairment of investments (4) – – (10) – (19)
Net gain on financial instruments 2 11 5 21 10 11
Investment income 5 4 3 14 8 12
Finance cost (7) (9) (8) (22) (28) (37)
(Loss)/profit before taxation
(24)
100
32
145
237
250
Taxation (5) (25) 82 (49) 42 16
Normal taxation (14) (13) (2) (41) (15) (25)
Deferred taxation 9 (12) 84 (8) 57 41
Net (loss)/profit from continuing operations
(29)
75
114
96
279
266
Discontinued operations
Profit from discontinued operations 16 9 18 36 53 75
Net (loss)/profit for the period
(13)
84
132
132
332
341
Attributable to:
Owners of the parent
(13) 84 132 132 332 341
(Loss)/earnings per ordinary share (cents)
(Loss)/earnings from continuing operations
(7) 17 26 21 65 61
Earnings from discontinued operations 4 2 4 8 12 18
Total (loss)/earnings
(3)
19
30
29
77
79
Diluted (loss)/earnings per ordinary share
(cents)
(Loss)/earnings from continuing operations
(7) 17 26 21 64 61
Earnings from discontinued operations 4 2 4 8 12 18
Total (loss)/diluted earnings
(3)
19
30
29
76
79
The currency conversion average rates for the quarter ended: March 2013: US$1 = R8.92 (December 2012: US$1 = R8.67, March 2012: US$1 =
R7.73). For year ended: June 2012: US$1 = R7.77. Nine months ended: March 2013: US$1 = R8.61 (March 2012: US$1 = R7.65).
The income statement for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(US$)
(Convenience translation)
Figures in million
Quarter ended
Nine months ended
Year ended
31 March
2013
(Unaudited)
31 December
2012
(Unaudited)
31 March
2012
(Unaudited)
31 March
2013
(Unaudited)
31 March
2012
(Unaudited)
30 June
2012
(Audited)
Net (loss)/profit for the period (13) 84 132 132 332 341
Other comprehensive income/(loss) for the period,
net of income tax
58 23 (19) 85 128 (595)
Foreign exchange translation 59 20 (20) 84 128 (607)
(Loss)/gain on fair value movement of
available-for-sale investments
(5) 3 1 (3) – (7)
Impairment of available-for-sale investments
recognised in profit or loss
4 – – 4 – 19
Total comprehensive income/(loss) for the
period
45
107
113
217
460
(254)
Attributable to:
Owners of the parent 45 107 113 217 460 (254)
The currency conversion average rates for the quarter ended: March 2013: US$1 = R8.92 (December 2012: US$1 = R8.67, March 2012: US$1 =
R7.73). For year ended: June 2012: US$1 = R7.77. Nine months ended: March 2013: US$1 = R8.61 (March 2012: US$1 = R7.65).
The statement of comprehensive income for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.
All items in Other comprehensive income will be reclassified subsequently to profit or loss when specific conditions are met.
Note on convenience translations
Except where specific statements have been extracted from the 2012 Annual Report, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 28 to 33.

Results for the third quarter FY13
and nine months ended 31 March 2013
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$)
(Convenience translation)
Figures in million
At
31 March
2013
(Unaudited)
At
31 December
2012
At
30 June
2012
(Audited)
At
31 March
2012
(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
3 787 4 003 4 003 4 161
Intangible assets 238 258 268 286
Restricted cash 4 4 4 4
Restricted investments 222 238 224 235
Deferred tax assets 71 65 59 136
Investments in financial assets 15 19 18 24
Inventories 6 7 7 21
Trade and other receivables 1 2 3 5
Total non-current assets
4 344
4 596
4 586
4 872
Current assets
Inventories
131 128 121 141
Trade and other receivables 161 152 152 164
Income and mining taxes – – 14 18
Cash and cash equivalents 336 295 216 186
628 575 503 509
Assets of disposal groups classified as held for sale – 215 174 173
Total current assets
628
790
677
682
Total assets
4 972
5 386
5 263
5 554
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
3 074 3 333 4 036 3 689
Other reserves 368 329 (64) 236
Retained earnings 434 511 180 417
Total equity
3 876
4 173
4 152
4 342
Non-current liabilities
Deferred tax liabilities
352 385 378 465
Provision for environmental rehabilitation 213 225 227 248
Retirement benefit obligation 20 22 22 24
Other provisions 5 5 4 –
Borrowings 243 244 183 166
Total non-current liabilities
833
881
814
903
Current liabilities
Borrowings
31 35 38 41
Income and mining taxes 10 2 – 1
Trade and other payables 222 241 213 201
263 278 251 243
Liabilities of disposal groups classified as held for sale – 54 46 66
Total current liabilities
263
332
297
309
Total equity and liabilities
4 972
5 386
5 263
5 554
The balance sheet for March 2013 converted at a conversion rate of US$1 = R9.22 (December 2012: US$1 = R8.50, March 2012: US$1 = R7.68,
June 2012: US$1 = R8.21).
The balance sheet as at 30 June 2012 has been extracted from the 2012 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(US$) (Unaudited)
for the nine months ended 31 March 2013 (Convenience translation)
Figures in million
Share
capital
Other
reserves
Retained
earnings
Total
Balance – 30 June 2012 3 074 265 359 3 698
Share-based payments – 23 – 23
Net profit for the period – – 122 122
Other comprehensive income for the period – 80 – 80
Dividends paid – – (47) (47)
Balance – 31 March 2013
3 074
368
434
3 876
Balance – 30 June 2011 3 686 99 142 3 927
Issue of shares 3 – – 3
Share-based payments – 9 – 9
Net profit for the period – – 331 331
Other comprehensive income for the period – 128 – 128
Dividends paid – – (56) (56)
Balance – 31 March 2012
3 689
236
417
4 342
The currency conversion closing rates for the period ended 31 March 2013: US$1 = R9.22 (March 2012: US$1 = R7.68).

Results for the third quarter FY13
and nine months ended 31 March 2013
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
(US$)
(Convenience translation)
Quarter ended
Nine months ended
Year ended
Figures in million
31 March
2013
(Unaudited)
31 December
2012
(Unaudited)
31 March
2012
(Unaudited)
31 March
2013
(Unaudited)
31 March
2012
(Unaudited)
30 June
2012
(Audited)
Cash flow from operating activities
Cash generated by operations
23 161 88 341 437 586
Interest and dividends received 4 4 4 10 8 10
Interest paid (3) (4) (3) (10) (13) (18)
Income and mining taxes (paid)/refunded (8) (25) 5 (21) (15) (33)
Cash generated by operating activities
16
136
94
320
417
545
Cash flow from investing activities
Restricted cash transferred from/(to)
disposal group
28 (10) – – – –
Proceeds on disposal of Evander 142 – – 146 – –
Proceeds on disposal of investment in associate – – 25 – 25 28
Proceeds on disposal of Evander 6 and Twistdraai – – – – – 15
Proceeds on disposal of Merriespruit South – 7 – 7 – –
Purchase of investments in financial assets (4) (4) – (8) – –
Other investing activities – (1) (4) – (4) (10)
Net additions to property, plant and equipment
1
(94) (121) (96) (322) (286) (404)
Cash generated/(utilised) by investing
activities
72
(129)
(75)
(177)
(265)
(371)
Cash flow from financing activities
Borrowings raised
– 40 40 79 143 188
Borrowings repaid – (19) (2) (21) (142) (159)
Ordinary shares issued - net of expenses – – – – 3 3
Dividends paid (24) – (23) (51) (57) (57)
Cash (utilised)/generated by financing
activities
(24)
21
15
7
(53)
(25)
Foreign currency translation adjustments
(23)
(8)
(4)
(30)
(4)
(35)
Net increase in cash and cash equivalents 41 20 30 120 95 114
Cash and cash equivalents - beginning of period 295 275 156 216 91 102
Cash and cash equivalents - end of period
336
295
186
336
186
216
1. Includes capital expenditure for Wafi-Golpu and other international projects of US$17 million in the March 2013 quarter (December 2012: US$14 million) (March 2012:
US$10 million) and US$47 million in the nine months ended 31 March 2013 (March 2012: US$25 million)
The currency conversion average rates for the quarter ended: March 2013: US$1 = R8.92 (December 2012: US$1 = R8.67, March 2012: US$1 =
R7.73). For year ended: June 2012: US$1 = R7.77. Nine months ended: March 2013: US$1 = R8.61 (March 2012: US$1 = R7.65).
Closing balance translated at closing rates of: March 2013: US$1 = R9.22 (December 2012: US$1 = R8.50, March 2012: US$1 = R7.68).
The cash flow statement for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

Segment report
(US$/Imperial) (Unaudited)
for the nine months ended 31 March 2013
Revenue
Production cost
Production profit/(loss)
Capital expenditure
#
Ounces produced
Tons milled
31 March
31 March
31 March
31 March
31 March
31 March
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
2013
2012
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Kusasalethu 120 219 138 140 (18) 79 32 41 65 973 129 985 550 948
Doornkop 149 123 91 82 58 41 26 26 89 121 72 757 845 735
Phakisa 100 98 85 76 15 22 28 30 59 511 57 871 418 406
Tshepong 180 221 126 122 54 99 26 26 107 351 129 727 914 1 009
Masimong 150 135 86 83 64 52 14 22 89 282 79 284 726 774
Target 1 161 151 78 80 83 71 30 24 98 703 90 730 593 671
Bambanani 73 55 52 63 21 (8) 11 28 43 339 34 336 157 180
Joel 134 101 57 53 77 48 13 6 81 309 60 219 507 452
Unisel 75 63 50 48 25 15 7 7 44 561 36 459 366 310
Target 3 63 45 44 40 19 5 12 8 38 806 26 782 275 260
Surface
All other surface operations
133 141 86 88 47 53 26 9 81 438 82 628 8 122 7 717
Total South Africa
1 338
1 352
893
875
445
477
225
227
799 394
800 778
13 473
13 462
International
Hidden Valley 104 117 100 75 4 42 43 23 61 794 67 452 1 529 1 442
Total international
104
117
100
75
4
42
43
23
61 794
67 452
1 529
1 442
Total continuing operations
1 442
1 469
993
950
449
519
268
250
861 188
868 230
15 002
14 904
Discontinued operations
Evander 101 145 62 74 39 71 16 17 62 855 85 939 430 539
Total discontinued operations
101
145
62
74
39
71
16
17
62 855
85 939
430
539
Total operations
1 543
1 614
1 055
1 024
488
590
284
267
924 043
954 169
15 432
15 443
# Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of US$47 million (2012: US$25 million).

Results for the third quarter FY13
and nine months ended 31 March 2013
DEVELOPMENT RESULTS
(Metric)
Quarter ending March 2013
Channel
Reef
Meters
Sampled
Meters
Width
(Cm’s)
Value
(g/t)
Gold
(Cmg/t)
Tshepong
Basal 471 456 8.82 223.39 1 970
B Reef 220 190 56.30 16.60 935
All Reefs
691
646
22.78
73.11
1 666
Phakisa
Basal 268 284 108.80 10.26 1 116
All Reefs
268
284
108.80
10.26
1 116
Total Bambanani
(Incl. Bambanani. Steyn 2)
Basal 11 11 94.20 14.03 1 322
All Reefs
11
11
94.20
14.03
1 322
Doornkop
South Reef 243 210 40.74 14.84 605
All Reefs
243
210
40.74
14.84
605
Total Target
(Incl. Target 1 & Target 3)
Elsburg 198 96 247.38 4.38 1 083
Basal 57 24 13.92 62.80 874
B Reef 309 134 60.72 50.32 3 055
All Reefs
563
254
126.84
16.59
2 104
Masimong 5
Basal 344 288 58.19 15.00 873
B Reef 49 75 47.60 23.14 1 101
All Reefs
393
363
56.00
16.43
920
Unisel
Basal 302 190 193.80 5.06 981
Leader 476 404 184.91 5.73 1 060
Middle 25 34 262.00 8.03 2 105
All Reefs
803
628
191.77
5.70
1 093
Joel
Beatrix 185 174 218.00 4.42 964
All Reefs
185
174
218.00
4.42
964
Total Harmony
Basal 1 453 1 253 71.72 18.79 1 348
Beatrix 185 174 218.00 4.42 964
Leader 476 404 184.91 5.73 1 060
B Reef 578 399 56.15 29.89 1 678
Middle 25 34 262.00 8.03 2 105
Elsburg 198 96 247.38 4.38 1 083
South Reef 243 210 40.74 14.84 605
All Reefs
3 158
2 570
103.55
12.24
1 267
DEVELOPMENT RESULTS
(Imperial)
Quarter ending March 2013
Channel
Reef
Meters
Sampled
Meters
Width
(Cm’s)
Value
(g/t)
Gold
(Cmg/t)
Tshepong
Basal 1 545 1 496 3.00 7.54 23
B Reef 722 623 22.00 0.49 11
All Reefs
2 267
2 119
9.00
2.13
19
Phakisa
Basal 880 932 43.00 0.30 13
All Reefs
880
932
43.00
0.30
13
Total Bambanani
(Incl. Bambanani. Steyn 2)
Basal 36 36 37.00 0.41 15
All Reefs
36
36
37.00
0.41
15
Doornkop
South Reef 799 689 16.00 0.43 7
All Reefs
799
689
16.00
0.43
7
Total Target
(Incl. Target 1 & Target 3)
Elsburg 649 315 97.00 0.13 12
Basal 186 79 5.00 2.01 10
B Reef 1 013 440 24.00 1.46 35
All Reefs
1 848
833
50.00
0.48
24
Masimong 5
Basal 1 129 945 23.00 0.44 10
B Reef 160 246 19.00 0.67 13
All Reefs
1 289
1 191
22.00
0.48
11
Unisel
Basal 991 623 76.00 0.15 11
Leader 1 563 1 325 73.00 0.17 12
Middle 82 112 103.00 0.23 24
All Reefs
2 636
2 060
76.00
0.17
13
Joel
Beatrix 606 571 86.00 0.13 11
All Reefs
606
571
86.00
0.13
11
Total Harmony
Basal 4 767 4 111 28.00 0.55 15
Beatrix 606 571 86.00 0.13 11
Leader 1 563 1 325 73.00 0.17 12
B Reef 1 896 1 309 22.00 0.88 19
Middle 82 112 103.00 0.23 24
Elsburg 649 315 97.00 0.13 12
South Reef 799 689 16.00 0.43 7
All Reefs
10 361
8 432
41.00
0.35
15

NOTES

36

6
36
3
CONTACT DETAILS
Corporate Office
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue, Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za
Directors
P T Motsepe* Chairman
M Motloba*^ Deputy Chairman
G P Briggs Chief Executive Officer
F Abbott Financial Director
H E Mashego Executive Director
F F T De Buck*^ Lead independent director
J A Chissano*
1
^, K V Dicks*^, Dr D S Lushaba*^, C Markus*^,
M Msimang*^, J Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1
Mozambican
Investor relations team
Henrika Basterfield
Investor Relations Manager
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail: henrika@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za
Company Secretary
Riana Bisschoff
Telephone: +27 11 411 6020
Mobile: +27 83 629 4706
E-mail: riana.bisschoff@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381
United Kingdom Registrars
Capita Registrars
The Registry, 34 Beckenham Road, Beckenham
Kent BR3 4TU, United Kingdom
Telephone: 0871 664 0300 (UK) (calls cost 10p a minute plus network extras, lines are open 09:00 am – 17:30 pm, Monday to Friday)
or +44 (0) 20 8639 3399 (calls from overseas)
E-mail: shareholder.services@capitaregistrars.com
ADR Depositary
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company, Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
Sponsor
JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 11 507 0300
Fax: +27 11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1
Registration number
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 3, 2013
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director